Sub-Item 77D: Policies with respect to security investments

Hartford High Yield HLS Fund

Deleted the following disclosure “This fund will invest no more than 25% of its total assets in securities rated below “B3” by Moody’s or “B-” by S&P or “B-” by Fitch, or, if unrated, determined to be of comparable quality by Hartford Investment Management.”

Hartford International Growth HLS Fund

The Fund employs a multiple portfolio manager structure whereby the portfolio is divided into segments, each under a separate portfolio manager or team with its own approach.  Each investment approach will continue to be focused on capital appreciation, and together the investment strategies represent an opportunistic, diversified fund profile that invests in globally competitive growth companies within growing sectors.

Hartford Money Market HLS Fund

The fund will maintain a dollar-weighted average portfolio maturity of 90 days or less and will not acquire any security with a remaining maturity of more than 397 days.

The fund may invest up to 100% of its total assets in securities of foreign issuers.

The fund purchases securities which Hartford Investment Management believes offer attractive returns relative to the risks undertaken.  In certain market conditions, the fund may be more allocated to lower-yielding securities.  There can be no guarantee that the fund will achieve or maintain any particular level of yield.  In addition, Hartford Investment Management adjusts the average maturity of the portfolio in anticipation of interest rate changes.